Exhibit 99.1

FOR IMMEDIATE RELEASE

51job, Inc. Reports First Quarter 2009 Financial Results

SHANGHAI, China, May 11, 2009 – 51job, Inc. (Nasdaq: JOBS), a leading provider of integrated human resource services in China, announced today unaudited financial results for the first quarter of 2009 ended March 31, 2009.

First Quarter 2009 Financial Highlights:
● ● ● ● ●	Total revenues decreased 24.6% over Q1 2008 to RMB178.3 million (US$26.1 million), within the Company’s guidance range of RMB175 to RMB185 million
 Gross margin improved to 56.1% compared with 55.7% in Q1 2008 primarily due to expense reduction and cost control
 Fully diluted earnings per common share were RMB0.17 (US$0.05 per ADS)
 Excluding share-based compensation expense and the impact of foreign currency translation loss or gain, non-GAAP adjusted fully diluted earnings per common share were RMB0.30 (US$0.09 per ADS), exceeding the
Company’s guidance range of nil to RMB0.10
Cash and short-term investments increased to RMB1,086.3 million (US$159.0 million) as of March 31, 2009

Commenting on the results, Rick Yan, President and Chief Executive Officer of 51job, Inc., said, “As we expected, market demand for recruitment services in the first quarter was significantly impacted by the global economic crisis and the slowdown of the Chinese economy. However, through cost control and financial discipline, we were able to maintain our track record of profitability and achieve better than forecasted earnings in the first quarter. We believe the measures we are currently undertaking to streamline our processes, increase productivity and more effectively allocate resources will strengthen our operations and position us for greater profitability and growth when market conditions improve.”

First Quarter 2009 Unaudited Financial Results

Total revenues for the first quarter ended March 31, 2009 were RMB178.3 million (US$26.1 million), a decrease of 24.6% from RMB236.4 million for the same quarter in 2008.

Print advertising revenues for the first quarter of 2009 decreased 42.4% to RMB70.6 million (US$10.3 million) compared with RMB122.4 million for the same quarter in 2008. The decrease was primarily due to fewer print advertising pages in 51job Weekly, which was impacted by a decline in market demand resulting from the global economic crisis and slowdown of the Chinese economy during the first quarter of 2009. The estimated number of print advertising pages generated in the first quarter of 2009 decreased 36.5% to 2,916 compared with 4,593 pages in the same quarter in 2008. Print advertising prices charged in each city were relatively unchanged compared to the first quarter of 2008, but average revenue per page decreased 9.2% due to a greater contribution of advertising volume from lower priced cities.

Online recruitment services revenues for the first quarter of 2009 were RMB68.2 million (US$10.0 million), representing a 13.0% decrease from RMB78.4 million for the same quarter of the prior year. The decrease was primarily due to lower average revenue per unique employer, which was partially offset by an increase in the number of unique employers using the Company’s online recruitment services. Average revenue per unique employer decreased 17.4% in the first quarter of 2009 compared to the same quarter in 2008 as employers reduced expenditures for online recruitment products and/or chose lower priced products. Unique employers using the Company’s online recruitment services increased 5.3% to 63,684 in the first quarter of 2009 compared with 60,461 in the same quarter of the prior year.

Other human resource related revenues for the first quarter of 2009 increased 10.9% to RMB39.5 million (US$5.8 million) from RMB35.6 million in the same quarter of 2008 principally due to greater customer demand for human resource outsourcing services, which was partially offset by lower revenues from executive search and training services.

Gross profit for the first quarter of 2009 decreased 24.1% to RMB94.7 million (US$13.9 million) from RMB124.8 million for the same quarter of the prior year. Gross margin, which is equal to gross profit divided by net revenues, improved to 56.1% in the first quarter of 2009 compared with 55.7% in the same quarter in 2008 primarily due to lower printing related expenses and cost control.

Operating expenses for the first quarter of 2009 decreased 3.8% to RMB83.0 million (US$12.1 million) from RMB86.2 million for the same quarter of 2008 due to lower sales and marketing expenses, which was partially offset by higher general and administrative expenses. Operating expenses as a percentage of net revenues was 49.2% for the first quarter of 2009 compared with 38.5% for the first quarter of 2008. Excluding share-based compensation expense, operating expenses as a percentage of net revenues was 45.4% in the first quarter of 2009 compared with 36.1% in the first quarter of 2008.

Sales and marketing expenses for the first quarter of 2009 decreased 10.4% to RMB49.6 million (US$7.3 million) from RMB55.4 million for the same quarter of the prior year primarily due to a decrease in advertising and promotion expenses, which was partially offset by higher salary and benefits expenses resulting from a greater number of staff employed as compared to the same quarter in 2008.

General and administrative expenses for the first quarter of 2009 increased 8.1% to RMB33.3 million (US$4.9 million) from RMB30.8 million in the first quarter of 2008, which was mainly attributable to higher rental expenses, property management fees and share-based compensation expense.

Income from operations for the first quarter of 2009 decreased to RMB11.7 million (US$1.7 million) from RMB38.6 million for the same quarter of the prior year. The Company’s effective tax rate was 39.5% in the first quarter of 2009 compared with 35.9% in the first quarter of the prior year as certain non-tax deductible expenses, including share-based compensation, comprised a higher portion of the taxable income base.

Net income for the first quarter of 2009 decreased to RMB9.4 million (US$1.4 million) from RMB22.2 million for the same quarter in 2008. Fully diluted earnings per common share for the first quarter of 2009 were RMB0.17 (US$0.02) compared with RMB0.39 for the same quarter in 2008. Fully diluted earnings per ADS for the first quarter of 2009 were RMB0.34 (US$0.05) compared with RMB0.78 in the first quarter of 2008.

In the first quarter of 2009, the Company recognized total share-based compensation expense of RMB7.6 million (US$1.1 million) compared with RMB6.3 million in the first quarter of 2008. The Company also recognized a foreign currency translation gain of RMB31 thousand (US$5 thousand) in the first quarter of 2009 due to the slight depreciation of the Renminbi against the U.S. dollar, compared with a translation loss of RMB10.3 million in the first quarter of 2008.

Excluding share-based compensation expense and the impact of foreign currency translation, non-GAAP adjusted income for the first quarter of 2009 decreased to RMB17.0 million (US$2.5 million) from RMB38.8 million for the first quarter of 2008. Non-GAAP adjusted fully diluted earnings per common share were RMB0.30 (US$0.04) in the first quarter of 2009 compared with RMB0.68 in the first quarter of 2008. Non-GAAP adjusted fully diluted earnings per ADS in the first quarter of 2009 were RMB0.60 (US$0.09) compared with RMB1.37 in the first quarter of 2008.

In September 2008, the Company announced that its shareholders had approved a share repurchase program authorizing the repurchase of up to US$25 million worth of outstanding ADSs. In the first quarter of 2009, the Company repurchased 236,020 ADSs, representing 472,040 common shares, in the open market for an aggregate consideration of US$1.6 million, including transaction fees.

As of March 31, 2009, the Company had cash and short-term investments totaling RMB1,086.3 million (US$159.0 million) compared with RMB1,074.4 million at December 31, 2008.

Business Outlook

For the second quarter of 2009, based on current market and operating conditions, the Company’s revenue target is in the estimated range of RMB175 million to RMB185 million (US$25.6 million to US$27.1 million). Excluding share-based compensation expense and any foreign currency translation loss or gain, the Company’s non-GAAP fully diluted earnings target for the second quarter of 2009 is in the estimated range of RMB0.22 to RMB0.32 per common share (US$0.06 to US$0.09 per ADS). The Company expects aggregate share-based compensation expense in the second quarter of 2009 to be in the estimated range of RMB7 to RMB8 million (US$1.0 million to US$1.2 million).

Currency Convenience Translation

For the convenience of readers, certain Renminbi amounts have been translated into U.S. dollars at the rate of RMB6.8329 to US$1.00, the noon buying rate in New York for cable transfers of Renminbi per U.S. dollar as set forth in the H.10 weekly statistical release of the Federal Reserve Board, as of March 31, 2009.

Conference Call Information

Management of 51job will host a conference call at 9:00 p.m. Eastern Time on May 11, 2009 (9:00 a.m. Shanghai / Hong Kong time zone on May 12, 2009) to discuss first quarter 2009 results. The call will be available live and on replay through 51job’s investor relations website, ir.51job.com. Please go to the website at least fifteen minutes early to register or install any necessary audio software. Participants may also dial into the teleconference at +1-877-856-1964 (+1-719-325-4780 for international callers) and provide the passcode 4361812. An audio replay of the conference call will be available three hours after completion through May 18, 2009, by dialing +1-888-203-1112 (+1-719-457-0820 for international callers) and entering the passcode 4361812.

Use of Non-GAAP Financial Measures

To supplement the consolidated financial statements presented in accordance with United States Generally Accepted Accounting Principles (GAAP), 51job uses non-GAAP measures of adjusted net income, adjusted earnings per common share and adjusted earnings per ADS, which are adjusted from results based on GAAP to exclude the impact of share-based compensation expense and foreign currency translation gain or loss. The Company believes excluding share-based compensation expense from its non-GAAP financial measures is useful for its management and investors to assess and analyze the Company’s core operating results as such expense is not directly attributable to the underlying performance of the Company’s business operations and do not impact its cash earnings. The Company believes excluding foreign currency translation gain or loss from its non-GAAP financial measures is useful for its management and investors as such translation gain or loss is unrelated to the Company’s core business operations and will not result in cash settlement nor impact the Company’s cash earnings. 51job also believes these non-GAAP measures excluding share-based compensation expense and foreign currency translation gain or loss are important in helping investors to understand the Company’s current financial performance and future prospects and to compare business trends among different reporting periods on a consistent basis. The presentation of these additional measures should not be considered a substitute for or superior to GAAP results or as being comparable to results reported or forecasted by other companies. The non-GAAP measures have been reconciled to GAAP measures in the attached financial statements.

About 51job

51job, Inc. (Nasdaq: JOBS) is a leading provider of integrated human resource services in China with a strong focus on recruitment related services. Offering a broad array of products and services, 51job connects millions of job seekers with employment opportunities and streamlines the recruitment process and human resource administration for tens of thousands of companies in China. Through print advertisements in 51job Weekly and online recruitment services at www.51job.com, both domestic Chinese employers and multinational companies alike are able to attract, identify and recruit new employees. 51job also provides executive search services and a number of other value-added human resource services, including training, business process outsourcing and salary surveys. 51job’s nationwide office network in China spans 26 cities operating 22 local editions of 51job Weekly.

Safe Harbor Statement

Statements in this release regarding targets for the second quarter of 2009, future business and operating results constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These statements are based upon management’s current expectations, and actual results could differ materially. Among the factors that could cause actual results to differ are the number of recruitment advertisements placed, sales orders received and customer contracts executed during the remaining weeks of the second quarter of 2009; any accounting adjustments that may occur during the quarterly close; fluctuations in the value of the Renminbi against the U.S. dollar and other currencies; behavioral and operational changes of customers in meeting their human resource needs as they respond to evolving social, economic and political changes in China as well as stock market volatilities; introduction by its competitors of new or enhanced products or services; price competition in the market for the various human resource services that the Company provides in China; acceptance of new products and services developed or introduced by the Company outside of the human resources industry and fluctuations in general economic conditions. For additional information on these and other factors that may affect the Company’s financial results, please refer to the Company’s filings with the Securities and Exchange Commission. 51job undertakes no obligation to update these targets prior to announcing final results for the second quarter of 2009 or as a result of new information, future events or otherwise.

- Financial tables to follow -
51job, Inc.
Consolidated Statements of Operations

	For the Three Months Ended
	March 31, 2008	March 31, 2009	March 31, 2009
(In thousands, except number of shares and per share data)	(unaudited)	(unaudited)	(unaudited)
	RMB	RMB	USD (Note 1)
Revenues:
Print advertising	122,426	70,564	10,327
Online recruitment services	78,430	68,247	9,988
Other human resource related revenues	35,582	39,452	5,774
Total revenues	236,438	178,263	26,089
Less: Business and related tax	(12,340)	(9,466)	(1,385)
Net revenues	224,098	168,797	24,704
Cost of services (Note 2)	(99,296)	(74,092)	(10,843)
Gross profit	124,802	94,705	13,861
Operating expenses:
Sales and marketing (Note 3)	(55,391)	(49,638)	(7,265)
General and administrative (Note 4)	(30,839)	(33,328)	(4,878)
Total operating expenses	(86,230)	(82,966)	(12,143)
Income from operations	38,572	11,739	1,718
(Loss) Gain from foreign currency translation	(10,272)	31	5
Interest and investment income	6,245	3,633	532
Other income	171	224	33
Income before provision for income tax	34,716	15,627	2,288
Income tax expense	(12,467)	(6,179)	(904)
Net income	22,249	9,448	1,384
Earnings per share:
Basic	0.39	0.17	0.02
Diluted	0.39	0.17	0.02
Earnings per ADS (Note 5):
Basic	0.79	0.34	0.05
Diluted	0.78	0.34	0.05
Weighted average number of common shares outstanding:
Basic	56,522,125	56,134,358	56,134,358
Diluted	56,701,560	56,212,697	56,212,697

Notes:

1.	The conversion of RMB amounts into USD amounts is based on the noon buying rate of USD1.00=RMB6.8329 on March 31, 2009 in New York for cable transfers of RMB as set forth in the H.10 weekly statistical release of the Federal Reserve Board.

2.	Includes share-based compensation expense of RMB1,009 and RMB1,211 (US$177) for the three months ended March 31, 2008 and 2009, respectively.

3.	Includes share-based compensation expense of RMB868 and RMB1,041 (US$152) for the three months ended March 31, 2008 and 2009, respectively.

4.	Includes share-based compensation expense of RMB4,422 and RMB5,306 (US$777) for the three months ended March 31, 2008 and 2009, respectively.

5.	Each ADS represents two common shares.

51job, Inc.
Reconciliation of GAAP and Non-GAAP Results

	For the Three Months Ended
	March 31, 2008	March 31, 2009	March 31, 2009
(In thousands, except number of shares and per share data)	(unaudited)	(unaudited)	(unaudited)
	RMB	RMB	USD (Note 1)
GAAP income before provision for income tax	34,716	15,627	2,288
Add back: Share-based compensation expense	6,299	7,558	1,106
Add back: Loss (Gain) from foreign currency translation	10,272	(31)	(5)
Non-GAAP income before provision for income tax	51,287	23,154	3,389
Non-GAAP income tax expense	(12,472)	(6,182)	(905)
Non-GAAP adjusted net income	38,815	16,972	2,484
Non-GAAP adjusted earnings per share:
Basic	0.69	0.30	0.04
Diluted	0.68	0.30	0.04
Non-GAAP adjusted earnings per ADS (Note 2):
Basic	1.37	0.60	0.09
Diluted	1.37	0.60	0.09
Weighted average number of common shares outstanding:
Basic	56,522,125	56,134,358	56,134,358
Diluted	56,701,560	56,212,697	56,212,697

Notes:

1.	The conversion of RMB amounts into USD amounts is based on the noon buying rate of USD1.00=RMB6.8329 on March 31, 2009 in New York for cable transfers of RMB as set forth in the H.10 weekly statistical release of the Federal Reserve Board.

.2.	Each ADS represents two common shares.

51job, Inc.
Consolidated Balance Sheets

	As of
	December 31,	March 31,	March 31,
	2008	2009	2009
(In thousands, except number of shares and per share data)	(audited)	(unaudited)	(unaudited)
	RMB	RMB	USD (Note 1)
ASSETS
Current assets:
Cash	1,058,310	1,066,970	156,152
Short-term investments	16,100	19,300	2,825
Accounts receivable (net of allowance of RMB2,783 and RMB3,153 as of December 31, 2008 and March 31, 2009, respectively)	19,524	16,907	2,474
Prepayments and other current assets	44,996	47,584	6,964
Deferred tax assets, current	2,322	2,451	359
Total current assets	1,141,252	1,153,212	168,774
Long-term investments	15,927	15,930	2,331
Property and equipment	205,805	202,229	29,596
Intangible assets	4,669	7,066	1,034
Other long-term assets	6,311	5,606	821
Deferred tax assets, non-current	405	325	48
Total assets	1,374,369	1,384,368	202,604
LIABILITIES
Current liabilities:
Accounts payable	10,511	11,136	1,630
Salary and employee related accrual	22,370	14,146	2,070
Taxes payable	13,337	15,035	2,200
Advance from customers	87,639	95,437	13,967
Other payables and accruals	12,939	14,764	2,161
Total current liabilities	146,796	150,518	22,028
Deferred tax liabilities, non-current	730	941	138
Total liabilities	147,526	151,459	22,166
Shareholders’ equity:
Common shares (US$0.0001 par value; 500,000,000 shares authorized, 56,378,139 and 55,923,979 shares issued and outstanding as of December 31, 2008 and March 31, 2009, respectively)	47	46	7
Additional paid-in capital	917,352	913,971	133,760
Statutory reserves	6,947	6,947	1,017
Other comprehensive income	1,054	1,054	154
Retained earnings	301,443	310,891	45,500
Total shareholders’ equity	1,226,843	1,232,909	180,438
Total liabilities and shareholders’ equity	1,374,369	1,384,368	202,604

__________
Note 1:	The conversion of RMB amounts into USD amounts is based on the noon buying rate of USD1.00=RMB6.8329 on March 31, 2009 in New York for cable transfers of RMB as set forth in the H.10 weekly statistical release of the Federal Reserve Board.